UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 79415 / November 29, 2016

Admin. Proc. File No. 3-17366

In the Matter of

CAPITOL CITY BANCSHARES, INC., and
POWDER RIVER COAL CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Capitol City Bancshares, Inc., or Powder River Coal Corp. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Capitol City Bancshares, Inc., and Powder River Coal Corp.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Capitol City Bancshares, Inc., and Powder River Coal Corp. are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Capitol City Bancshares, Inc., Chang-On Int'l, Inc., Comput. Graphics Int'l Inc., John D. Oil and Gas Co., Legal Life Plans, Inc., Powder River Coal Corp.,* Initial Decision Release No. 1056 (Sept. 13, 2016), 114 SEC Docket 20, 2016 WL 4761753. The stock symbols and Central Index Key numbers are: CPTY and 1070295 for Capitol City Bancshares, Inc.; and POWD and 1499197 for Powder River Coal Corp.

INITIAL DECISION RELEASE NO. 1056
ADMINISTRATIVE PROCEEDING
File No. 3-17366

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CAPITOL CITY BANCSHARES, INC., CHANG-ON INTERNATIONAL, INC., COMPUTER GRAPHICS INTERNATIONAL INC., JOHN D. OIL AND GAS COMPANY, LEGAL LIFE PLANS, INC., POWDER RIVER COAL CORP.	INITIAL DECISION OF DEFAULT AS TO TWO RESPONDENTS September 13, 2016

APPEARANCE: Kevin P. O'Rourke, Beth Groves, and Patricia Jo for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This initial decision revokes the registrations of the registered securities of Respondents Capitol City Bancshares, Inc., and Powder River Coal Corp. (the Two Respondents) due to their failure to timely file required periodic reports with the Securities and Exchange Commission.[1]

INTRODUCTION

On August 9, 2016, the Commission initiated this proceeding with an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that the Two Respondents have securities registered with the Commission pursuant to Exchange Act Section 12(g), have repeatedly failed to file timely periodic reports with the Commission, and failed to timely report the termination of the auditor-client relationship in violation of Exchange Act Section 13(a) and Rules 13a-1, 13a-11, and 13a-13. The Two

[1] Respondents Chang-On International, Inc., and Computer Graphics International Inc., have not yet been served. *See Capitol City Bancshares, Inc.*, Admin. Proc. Rulings Release No. 4100, 2016 SEC LEXIS 3088, at *1 n.1 (ALJ Aug. 29, 2016). The proceeding has ended as to Respondent Legal Life Plans, Inc. *Capitol City Bancshares, Inc.*, Exchange Act Release No 78810, 2016 SEC LEXIS 3398 (Sept. 12, 2016). The proceeding is stayed as to Respondent John D. Oil and Gas Company. *Capitol City Bancshares, Inc.*, Admin. Proc. Rulings Release No. 4133, 2016 SEC LEXIS 3360 (ALJ Sept. 7, 2016).

Respondents were served with the OIP by August 11 and their answers were due by August 24, 2016. *Capitol City Bancshares, Inc.*, 2016 SEC LEXIS 3088. When the Two Respondents failed to file answers, I ordered them to show cause by September 8, 2016, why the registrations of their securities should not be revoked by default due to their failure to file answers or otherwise defend the proceeding. *Id.* To date, the Two Respondents have not filed answers, responded to the show cause order, or otherwise defended this proceeding.

FINDINGS OF FACT

The Two Respondents are in default for failing to file answers or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, I find the following allegations in the OIP to be true. *See* 17 C.F.R. § 201.155(a).

Capitol City Bancshares, Inc., Central Index Key (CIK) No. 1070295, is a Georgia corporation located in Atlanta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company failed to timely report the termination of the auditor-client relationship, as required by Item 304 of Regulation S-K, and is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2014. As of May 31, 2016, the company's common stock (symbol "CPTY") was traded on the over-the-counter markets.

Powder River Coal Corp., CIK No. 1499197, is a Florida corporation located in Casper, Wyoming, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company failed to timely report the termination of the auditor-client relationship, as required by Item 304 of Regulation S-K, and is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2013. As of May 31, 2016, the company's common stock (symbol "POWD") was traded on the over-the-counter markets.

In addition to their repeated failures to file timely periodic reports, the Two Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports, Rule 13a-11 requires issuers to file current reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-11, .13a-13. Item 304 of Regulation S-K requires issuers to report the termination of the auditor-client relationship. 17 C.F.R. § 229.304. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release

No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and the rules thereunder. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). The Two Respondents failed to file timely current and periodic reports and as a result violated Exchange Act Section 13(a) and Rules 13a-1, 13a-11, and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The Two Respondents' failure to file required periodic reports is serious because the failure constitutes a violation of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The seriousness of these violations is underscored by the fact that the Two Respondents failed to report the termination of the auditor-client relationship.

The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Two Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). The Two Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance, and were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the Two Respondents have not answered the OIP, responded to the show cause order, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations. They have also made no assurances against further violations.

For these reasons, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of the Two Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Capitol City Bancshares, Inc., and Powder River Coal Corp. are REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Commission Rule of Practice 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Jason S. Patil
Administrative Law Judge